SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
Schedule TO

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Expedia, Inc.
(Name of Subject Company (Issuer))

Expedia, Inc. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

30212P105
(CUSIP Number of Class of Securities)

Burke F. Norton, Esq.
Executive Vice President, General Counsel and Secretary
Expedia, Inc.
3150 139th Avenue S.E.
Bellevue, WA 98005
Telephone: (425) 679-7200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Pamela S. Seymon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$660,000,000	$70,620

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities
Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 30,000,000 outstanding shares of common stock, par value $.001 per share, are being purchased at the maximum possible tender offer price of $22.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as
amended, equals $107.00 per million of the value of the transaction.

[X]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $70,620	Filing Party: Expedia, Inc.
	Form or Registration No.: Schedule TO	Date Filed: December 11, 2006

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Amendment No. 1 to Schedule TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 11, 2006 (the “Schedule TO”) by Expedia, Inc., a Delaware corporation (“Expedia”), relating to the offer to purchase up to 30,000,000 shares of its common stock, par value $.001 per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price determined by Expedia between $18.50 and $22.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated December 11, 2006, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information in the Offer is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended by replacing the existing exhibit (a)(1)(F) with the following:

(a)(1)(F)             Letter from the Trustee of the Expedia Retirement Savings Plan to plan participants dated December 11, 2006

In addition, Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(D)	Employee Frequently Asked Questions Regarding the Tender Offer
(a)(5)(E)	Email to Employees

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Expedia, Inc.

By: /s/ Burke F. Norton

Name: Burke F. Norton
Title: Executive Vice President,
General Counsel and Secretary

Dated: December 14, 2006

EXHIBIT INDEX

(a)(1)(F)	Letter from the Trustee of the Expedia Retirement Savings Plan to plan participants dated December 11, 2006
(a)(5)(D)	Employee Frequently Asked Questions Regarding the Tender Offer
(a)(5)(E)	Email to Employees

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